Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

September 25, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 68,427,401

WESTERN WIND ANNOUNCES PRELIMINARY VOTING RESULTS FROM AGM

Vancouver, BC – September 25, 2012 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) announces that, it has received the following proxies in connection with its annual general meeting being held today at 10:00 a.m. (Vancouver time).

Approximately 30.7 million votes representing approximately 74% of total proxies were submitted in favour of management’s nominees for election as a director. Approximately 11 million votes representing approximately 26% of total proxies were submitted in favour of the dissident slate.

While these proxies have been verified by Computershare Investor Services Inc., the scrutineer of the meeting, they have not yet been accepted by the Chair of the meeting.

Final voting results will be made available soon after completion of the shareholder meeting. We thank all shareholders for their support.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets

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for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding voting results. The forward-looking statements included in this press release are based on reasonable assumptions, including that the Chair of the meeting will accept all proxies submitted thus far and that proxies are not revoked. Factors that may cause results to vary from anticipations include the risk that the Chair of the meeting may not accept proxies submitted thus far, and that proxies may be revoked. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind's management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event

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that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

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